

June 27, 2011

Via E-mail
Harold E. Selick, Ph.D.
Chief Executive Officer
Threshold Pharmaceuticals, Inc.
1300 Seaport Boulevard
Redwood City, CA 94063

> **Re: Threshold Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 10, 2011**
> **File No. 333-174844**

Dear Dr. Selick:

We have reviewed your response presented in your letter filed June 23, 2011 and have the following comment.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

We note the following disclosure included in your Form 10-K for the fiscal year ended December 31, 2010: "On March 16, 2011, the Company sold to certain investors an aggregate of 14,313,081 shares of its common stock for a purchase price equal to $2.05 per share and, for a purchase price of $0.05 per share, warrants exercisable for a total of 5,725,227 shares of its common stock for aggregate gross proceeds equal to $30.1 million in connection with the offering."   Please advise us as to the calculation of your non-affiliate public float as of March 16, 2011 and provide a discussion of your compliance at the time of the offering with General Instruction I.B.6 to Form S-3. Your discussion should also include the value of all take-down offerings made pursuant to your prospectus dated October 15, 2010 (File No. 333-169689). Please refer to Release No. 33-8878 (December 19, 2007).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan

Jeffrey Riedler
Assistant Director

cc: Stephen B. Thau
        Morrison & Foerster LLP